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AD 4/1/06

SECURITIES AND EXCHANGE COMMISSION

06007490

SEC MAIL PROCESSING SECTION RECEIVED 2006 WASH. D.C. 190

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66399

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RETIREMENT EXCHANGE, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2230 JOG ROAD
(No. and Street)

GREENACRES (City) FLORIDA (State) 33415 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRED BARSTEIN, PRESIDENT & CEO 561-439-5252 x3333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOLTZ RUBENSTEIN REMINICK, LLP
(Name – *if individual, state last, first, middle name*)

125 BAYLIS ROAD (Address) MELVILLE (City) NEW YORK (State) 11747-3823 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 08 2006 E
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, DIANE BARSTEIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RETIREMENT EXCHANGE, INC., as of FEBRUARY 27, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Notary Public State of Florida
Laurie Ortiz
My Commission DD397144
Expires 04/04/2009

Diane Barstein
Signature

Secretary and Treasurer
Title

Laurie Ortiz
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

HOLTZ
RUBENSTEIN
REMINICK

RETIREMENT EXCHANGE, INC.

(A Development Stage Company)

REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Year Ended December 31, 2005 and Period May 22, 2002 (Inception) through December 31, 2005

Contents

Year Ended December 31, 2005 and Period May 22, 2002 (Inception) through December 31, 2005

Financial Statements

HOLTZ
RUBENSTEIN
REMINICK
CERTIFIED PUBLIC ACCOUNTANTS

Long Island: 125 Baylis Road, Melville, NY 11747-3823
Tel: 631.752.7400 Fax: 631.752.1742
www.hrrllp.com

New York City: 1430 Broadway, New York, NY 10018-3308
Tel: 212.697.6900 Fax: 212.490.1412

Independent Auditors' Report

To the Stockholder of
Retirement Exchange, Inc.
Greenacres, Florida

We have audited the accompanying statement of financial condition of Retirement Exchange, Inc. (a development stage company) as of December 31, 2005 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended and the period May 22, 2002 (inception) through December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Retirement Exchange, Inc. as of December 31, 2005 and the results of its operations and its cash flows for the year then ended and the period May 22, 2002 (inception) through December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Holtz Rubenstein Reminick LLP

Melville, New York
February 17, 2006

RETIREMENT EXCHANGE, INC.
(A Development Stage Company)

Statement of Financial Condition

December 31, 2005

Assets		
Cash and Cash Equivalents	$	68,599
Total Assets	$	68,599
Liabilities and Stockholder's Equity		
Liabilities:		
Due to Parent	$	57,203
Stockholder's Equity:		
Common stock, $.001 par value; 10,000 shares authorized; 1,000 shares issued and outstanding		1
Additional paid-in capital		121,999
Deficit accumulated during the development stage		(110,604)
Total Stockholder's Equity		11,396
Total Liabilities and Stockholder's Equity	$	68,599

See notes to financial statements.

RETIREMENT EXCHANGE, INC.
(A Development Stage Company)

Statements of Operations

Year Ended December 31, 2005 and Period May 22, 2002 (Inception) through December 31, 2005

	Year Ended December 31, 2005	Period May 22, 2002 (Inception) through December 31, 2005
Expenses:		
Continuing education	$ **5,415**	$ 17,051
Bank fees	**104**	104
Dues and subscriptions	**539**	1,716
Insurance	**380**	749
Legal and professional	**46,247**	64,719
Licensing and registration fees	**3,363**	13,435
Marketing	**200**	200
Office expense	**4,635**	13,877
Taxes	**219**	540
Interest	**(1,283)**	(1,787)
Net Loss	$ **(59,819)**	$ (110,604)

See notes to financial statements.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2005 and Period May 22, 2002 (Inception) through December 31, 2005

	Common Stock		Additional Paid-In Capital	Accumulated Deficit During the Development Stage	Total
	Shares	Amount			
Balance, May 22, 2002 (Inception)	-	$ -	$ -	$ -	$ -
Common Stock Issued for Cash	1,000	1	999	-	1,000
Contributed Capital	-	-	62,000	-	62,000
Net Loss	-	-	-	(50,785)	(50,785)
Balance, January 1, 2005	1,000	1	62,999	(50,785)	12,215
Contributed Capital	-	-	59,000	-	59,000
Net Loss	-	-	-	(59,819)	(59,819)
Balance, December 31, 2005	1,000	$ 1	$ 121,999	$ (110,604)	$ 11,396

See notes to financial statements.

Statements of Cash Flows

Year Ended December 31, 2005 and Period May 22, 2002 (Inception) through December 31, 2005

	Year Ended December 31, 2005	Period May 22, 2002 (Inception) through December 31, 2005
Cash Flows from Operating Activities:		
Net loss	**$ (59,819)**	$ (110,604)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Increase in liabilities:		
Due to affiliate	**6,877**	57,203
Net Cash Used in Operating Activities	**(52,942)**	(53,401)
Cash Flows from Financing Activities:		
Issuance of common stock for cash	**-**	1,000
Contributed capital	**59,000**	121,000
Net Cash Provided by Financing Activities	**59,000**	122,000
Net Increase in Cash and Cash Equivalents	**6,058**	68,599
Cash and Cash Equivalents, beginning of period	**62,541**	-
Cash and Cash Equivalents, end of period	**$ 68,599**	$ 68,599

Notes to Financial Statements

Year Ended December 31, 2005 and the Period May 22, 2002 (Inception) through December 31, 2005

1. Summary of Significant Accounting Policies

Nature of business - Retirement Exchange, Inc. ("REI" or the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company is a Delaware Corporation that is a wholly-owned subsidiary of 401kExchange.com, Inc. ("Parent").

REI is in the development stage, as defined in Statement of Financial Accounting Standard No. 7, "Accounting and Reporting for Development Stage Enterprises." The Company was incorporated on May 22, 2002 and became a member of the NASD on April 17, 2004. To date, the Company has devoted its efforts primarily to various organizational activities, including obtaining its NASD membership, designing a website, and developing a business plan. The Company has not commenced operations as planned and, as a result, has not generated working capital sufficient to fund its operations. Since inception, all of the Company's funding has been provided by its Parent. It is anticipated that additional funding will continue from the Parent in order for the Company to meet its intended obligations.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Income taxes - Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. The Company's federal and state tax returns are prepared on a consolidated basis and, accordingly, inclusive in the consolidated group's filings.

2. Concentration of Credit Risk

Financial instruments which potentially subject the Company to credit risk, consists principally of cash and cash equivalents. The Company places its cash investments with high credit quality financial institutions. At times, the Company's cash deposits with any one financial institution may exceed amount insured by the Federal Depository Insurance Corporation ("FDIC").

3. Related Party Transactions

The Company and its Parent share office space. They are currently negotiating lease terms for office space and office equipment. During the year ended December 31, 2005, its Parent paid approximately $56,000 of expenses on behalf of the Company. Such amount is included in due to Parent at December 31, 2005.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1.

At December 31, 2005, the Company had net capital of $10,424, which was $5,424 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 5.49 to 1.

Supplementary Information

RETIREMENT EXCHANGE, INC.
(A Development Stage Company)

Supplementary Information - Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

Year Ended December 31, 2005

Schedule 1 - Computation of Net Capital Pursuant to Rule 15c3-1:

Net Capital:		
Total stockholder's equity	$	11,396
Non-allowable assets		-
Haircuts		972
	$	10,424

Ratio: Aggregate Indebtedness to Net Capital ($57,203 / $10,424)	5.49 to 1

Reconciliation with Computation included in Part II of Form X-17a-5 as of December 31, 2005

Variances between this computation of net capital under Paragraph F of Rule 15c3-1 and the Registrant's computation filed with Part II, Form X-17a-5 are not material in amount. Accordingly, no reconciliation is deemed necessary.

Schedule 2 - Computation to Determination of Reserve Pursuant to Rule 15c3-3:
Not applicable

HOLTZ
RUBENSTEIN
REMINICK

Independent Auditor' Report on Internal Accounting Control

HOLTZ
RUBENSTEIN
REMINICK
CERTIFIED PUBLIC ACCOUNTANTS

Long Island: 125 Baylis Road, Melville, NY 11747-3823
Tel: 631.752.7400 Fax: 631.752.1742
www.hrrllp.com

New York City: 1430 Broadway, New York, NY 10018-3308
Tel: 212.697.6900 Fax: 212.490.1412

Independent Auditor' Report on Internal Accounting Control

To the Stockholder of
Retirement Exchange, Inc.
Greenacres, Florida

In planning and performing our audit of the financial statements and supplemental schedule of Retirement Exchange, Inc. (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by Retirement Exchange, Inc. including tests of such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for or by anyone other than these specified parties.

Holtz Rubenstein Reminick LLP

Melville, New York
February 17, 2006